   As filed with the Securities and Exchange Commission on January 10, 1997.

                                                  Registration No. 811-_________


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
               WHICH ARE CURRENTLY ISSUING SECURITIES PURSUANT TO
               SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940



        STATE FARM LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
        ----------------------------------------------------------------
                        (Name of Unit Investment Trust)


                       STATE FARM LIFE INSURANCE COMPANY
                       ---------------------------------
                              (Name of Depositor)


                              One State Farm Plaza
                        Bloomington, Illinois 61710-0001
                        --------------------------------
                  (Address of Principal Office of Registrant)



                  Issuer of periodic payment plan certificates
                only for purposes of information provided herein



                             Page 1 of 31 Pages

I.   ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

               State Farm Life Insurance Company Variable Life Separate Account (the "Variable Account")

               The Variable Account has no Internal Revenue Service employer identification number.

     (b) Furnish title of each class or series of securities issued by the trust.

               Variable Universal Life Insurance Policy (the "Policy").

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification number of each depositor of the trust.

               State Farm Life Insurance Company
               One State Farm Plaza
               Bloomington, Illinois 61710-0001

               Internal Revenue Service Employer
               Identification Number: 37-0533090

3. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

               State Farm Life Insurance Company (the "Company") owns and will hold in its own custody all of the securities issued through the Variable Account. There is no trustee for the Variable Account.

4. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

               Distribution of the Policy has not commenced. When distribution commences, the principal underwriter will be

                    Name:     State Farm VP Management Corp.
                    Address:  One State Farm Plaza
                              Bloomington, Il 61710-0001

               Internal Revenue Service Employer
               Identification Number:  364122967


5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

               Illinois

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

               State Farm Life Insurance Company Variable Life Separate Account was established by the Company as a separate investment account pursuant to resolutions of the Board of Directors of the Company dated December 9, 1996 under the laws of Illinois. The resolutions authorize the issuance of the Policy. The Variable Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

               Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

               The Variable Account's name has never been changed.

8.   State the date on which the fiscal year of the trust ends.

               December 31.

Material Litigation
-------------------

9. Furnish a description of any pending legal proceedings, material with respect to the security-holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          There are no pending proceedings commenced by, or known to be contem plated by a governmental authority, and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Variable Account, the depositor or the principal underwriter is a party to or to which the assets of the Variable Account are subject.

          As an insurance company, the Company is ordinarily involved in litiga tion. The Company does not believe that any current litigation or adminis trative proceeding is material to the Company's ability to meet its obliga tions under the Policy or to the Variable Account, nor does the Company expect to incur significant losses from such actions.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of
----------------------------------------------------------------------------
Holders
-------

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a) Whether the securities are of the registered or bearer type.

               The Policies are of the registered type insofar as all Policies are personal to the respective owners of the Policies ("Owners"), and the records concerning the Owners are maintained by or on behalf of the Company.

     (b) Whether the securities are of the cumulative or distributive type.

               The Policies are of the distributive type in that they are eligible to partici pate in the Company's surplus. However, the Company does not expect to pay dividends on the Policies.

     (c) The rights of security holders with respect to withdrawal or redemption.

               Incorporated herein by reference to the prospectus (the "Prospectus") filed with the Securities and Exchange Commission on January __, 1997 by the Variable Account as part of a registration statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Registra-tion Statement") describing the Policy, specifically, the sections entitled "Surrender Benefits," and "Loan Benefits."

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

               Incorporated herein by reference to the following sections of the
               Prospectus: "Other Policy Benefits and Provisions -- Conversion Rights," "Allocation Options -- Transfers," and "Surrender Benefits --Withdrawals."

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults or defaults by security holders in making principal payments, and with respect to reinstatement.

               Incorporated herein by reference to the following sections of the
               Prospectus: "Premiums -- Premiums to Prevent Lapse" and "Other Policy Benefits and Provisions -- Reinstatement."

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

               Incorporated herein by reference to the following section of the
               Prospectus: "The Variable Account and State Farm Fund -- Voting of Fund Shares."

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

          (2)  the terms and conditions of the securities issued by the trust.

          (3)  the provisions of any indenture or agreement of the trust.

          (4)  the identity of the depositor, trustee or custodian.

               Incorporated herein by reference to the following sections of the
               Prospectus: "Other Policy Benefits and Provisions -- Other Changes" and "The Variable Account and State Farm Fund."

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

          (2)  the terms and conditions of the securities issued by the trust.

          (3)  the provisions of any indenture or agreement of the trust.

          (4)  the identity of the depositor, trustee or custodian.

               Incorporated herein by reference to the following sections of the
               Prospectus: "Other Policy Benefits and Provisions -- Other Changes" and "The Variable Account and State Farm Fund."

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

               Incorporated herein by reference to the following sections of the
               Prospectus:   "Premiums," "Allocation Options," "Charges and
               Deductions," "Loan Benefits" and "Death Benefits."

Information Concerning the Securities Underlying the Trust's Securities
-----------------------------------------------------------------------

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

               Incorporated herein by reference to the following sections of the
               Prospectus: "The Variable Account and State Farm Fund" and "Allocation Options."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of company.

     (b)  Name and principal business address of depositor.

     (c)  Name and principal business address of trustee or custodian.

     (d)  Name and principal business address of principal underwriter.

     (e) The period during which the securities of such company have been the underlying securities.

               Incorporated herein by reference to the following section of the
               Prospectus: "Allocation Options." The Variable Account has not started operations and does not yet use these allocation options.

Information Concerning Load, Fees, Charges and Expenses
-------------------------------------------------------

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

               (A)  the nature of such load, fee, expense or charge;

               (B)  the amount thereof;

               (C) the name of the person to whom such amounts are paid and his relationship to the trust;

               (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

               Incorporated herein by reference to the following section of the
               Prospectus: "Charges and Deductions."

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

               Not applicable.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

               Incorporated herein by reference to the following section of the
               Prospectus: "Charges and Deductions."

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

               Not applicable.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

               Incorporated herein by reference to the following section of the
               Prospectus: "Other Policy Benefits and Provisions -- Reinstatement."

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe ties or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

               Neither the Company nor any of its affiliates will receive any profits or benefits not included in Item 13(a) above. The Company will compensate State Farm VP Management Corp. for acting as principal underwriter. State Farm VP Management Corp. may enter into sales agreements with broker-dealers to solicit for the sale of the Policies through registered representatives who are licensed to sell securities and variable insurance products. Such broker-dealers will generally receive commissions based on a percent of premiums paid. The writing agent will receive a percentage of these commissions from the respective broker-dealer. These commissions will be paid to the broker-dealer by State Farm VP Management Corp. and will not be charged to the Owner.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

               Not applicable.

Information Concerning the Operations of the Trust
--------------------------------------------------

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Incorporated herein by reference to the following section of the
               Prospectus: "Premiums -- Applying for a Policy."

15. Described the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Incorporated herein by reference to the following sections of the
               Prospectus: "Premiums" and "Allocation Options."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Incorporated herein by reference to the following section of the
               Prospectus: "Allocation Options."

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

               Incorporated herein by reference to the following sections of the
               Prospectus: "Premiums -- Free Look Right to Cancel Policy," "Surrender Benefits," "Requesting Payments" and "Loan Benefits."

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               The Company is required to process all redemption requests as described in the following sections of the Prospectus which are incorporated herein by reference: "Premiums -- Free Look Right to Cancel Policy," "Surrender Benefits," "Requesting Payments" and "Loan Benefits." The portfolios in which each subaccount of the Variable Account will invest will redeem shares upon the Company's request in accordance with the Investment Company Act of 1940 as amended, (the "1940 Act").

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

               A Policy, once totally surrendered, may not be resold. However, a Policy that has lapsed may be reinstated as described in the section of the Prospectus entitled "Other Policy Benefits and Provisions --Reinstatement," which section is incorporated herein by reference.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               All income and other distributable assets of the Variable Account are reinvested in the shares of the funds that made the distributions and will be added to the assets of the Variable Account.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               At the end of a Policy Year, the Company will effect any reinvestment of distributions to Owners by transferring the distribution to the Policy Account Value at the end of the Policy Year. Unless the Owner specifies otherwise, the amount transferred is allocated to each Subaccount of the Variable Account and to the Fixed Account on a pro-rata basis.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

               The Variable Account holds certain reserves for the life insurance benefits provided by the Policies.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               Incorporated herein by reference to the following section of the
               Prospectus: "Other Policy Benefits and Provisions -- Reports to Policy Owners."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

               Not applicable.

     (b)  The extension or termination of such indenture or agreement.

               Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               The Variable Account has no trustee.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

               The Variable Account has no trustee.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

               Not applicable.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

               Not applicable.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

               Incorporated herein by reference to the following section of the
               Prospectus:  "Loan Benefits."

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

               Incorporated herein by reference to the following section of the
               Prospectus: "Loan Benefits."

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregated amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Because the Variable Account has yet to commence operations, no such loans have been made, no interest has been collected and no loans are in default.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

               Incorporated herein by reference to the following section and subsections of the Prospectus: "Other Policy Benefits and Provisions --Incontestability -- Suicide Exclusion -- and Misstatement of Age or Sex."

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

               A fidelity bond in the amount of $5 million covering the Company's officers and employees has been issued by National Union Fire Insurance Company.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

               None.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor
----------------------------------------

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

               The Company is a stock life insurance company organized under the laws of the state of Illinois in 1929. The Company is wholly-owned by State Farm Mutual Automobile Insurance Company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

               Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

               Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

          The Company primarily markets individual life insurance and annuity products. The Company is licensed to sell insurance in 46 states and the District of Columbia.

Officials and Affiliated Persons of Depositor
---------------------------------------------

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

          (i)   name and principal business address;

          (ii) nature of relationship or affiliation with depositor of the trust;

          (iii) ownership of all securities of the depositor;

          (iv)  ownership of all securities of the trust; and

          (v) other companies of which each person named above is presently officer, director, or partner.

                Incorporated herein by reference to the following section of the
                Prospectus: "State Farm and the Fixed Account -- State Farm Directors and Officers." No natural person directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the Company.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                Incorporated herein by reference to the following section of the
                Prospectus: "State Farm and the Fixed Account -- State Farm Directors and Officers."

Companies Owning Securities of Depositor
----------------------------------------

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote five percent or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

                The Company is wholly-owned by State Farm Mutual Automobile Insurance Company. State Farm Mutual Automobile Insurance Company is an insurance company that underwrites private passenger automobiles and small to medium size commercial vehicles. The principal business address of State Farm Mutual Automobile Insurance Company is One State Farm Plaza, Bloomington, IL 61710.

Controlling Persons
-------------------

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

               None.

Compensation of Officers and Directors of Depositor
---------------------------------------------------

Compensation of Officers of Depositor
-------------------------------------

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Not applicable. No officer of the depositor received any remuneration for services rendered with respect to the Variable Account.

Compensation of Directors
-------------------------

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors;

     (b)  indirectly or through subsidiaries to directors.

               Not applicable. No director of the depositor received any remuneration for services rendered with respect to the Variable Account.

Compensation to Employees
-------------------------

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable. No employee of the depositor received any remuneration for services rendered with respect to the Variable Account.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statement filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and
          (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable. No sales manager, branch manager, district manager, other person supervising the sale of the Policies, salesman, sales agent, canvasser, other persons making solicitations but not in supervisory capacity, or administrative and clerical employee, received any remuneration for services rendered with respect to the Variable Account.

Compensation to Other Persons
-----------------------------

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable. No other person received any remuneration for services rendered with respect to the Variable Account .

IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities
--------------------------

35.  Furnish the names of the states in which sales of the trust's securities:
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discounted, indicating by appropriate letter the status with respect to each state.

               The Policy may ultimately be offered in the District of Columbia and all states where the Company is licensed to sell insurance (see Item 27).

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

               Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body.

          (2)  Date of denial.

          (3)  Brief statement of reason given for revocation.

               Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

               Incorporated herein by reference to the following section of the
               Prospectus:  "Additional Information -- Sale of the Policies."

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

               [STATE WHETHER A FORM OF DISTRIBUTION AGREEMENT WILL BE FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.]

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

               [STATE WHETHER A FORM OF SELLING AGREEMENT AND A FORM OF AGENT'S AGREEMENT WILL BE FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.]

Information Concerning Principal Underwriter
--------------------------------------------

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

               State Farm VP Management Corp. is a corporation organized under the laws of Delaware in 1996.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               State Farm VP Management Corp. has made an application to become a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

     (1)  The nature of such fee or participation.

          (2)  The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

     Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               Incorporated herein by reference to the following section of the
               Prospectus: "Additional Information -- Sale of the Policies." State Farm VP Management Corp. currently does not serve as the underwriter, distributor or in any other capacity to any other investment companies.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable. Securities of the Variable Account have not yet been distributed by the underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address; (b) position with principal underwriter; (c) ownership of securities of the trust.

               Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

               Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust
------------------------------------------------------------------

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          (1) The source of quotations used to determine the value of portfolio securities.

          (2)  Whether opening, closing, bid, asked or any other price is used.

          (3)  Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

          (6)  Whether adjustments are made for fractions:

               (i)   before adding distributor's compensation (load); and

               (ii)  after adding distributor's compensation (load).

               Incorporated herein by reference to the following section of the
               Prospectus: "How Your Policy Account Values Vary."

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

               Not applicable.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               Not applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

               Not applicable.

Redemption Valuation of Securities of the Trust
-----------------------------------------------

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

                    Incorporated herein by reference to the following section of the Prospectus: "How Your Policy Account Values Vary."

          (2)  Whether opening, closing, bid, asked or any other price is used.

                    Incorporated herein by reference to the following section of the Prospectus: "How Your Policy Account Values Vary."

          (3)  Whether price is as of the day of sale or as of any other time.

                    Price is as of the day a request for withdrawal or surrender is received.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    Incorporated herein by reference to the following section of the Prospectus: "How Your Policy Account Values Vary." The Variable

                    Account holds certain reserves for the life insurance benefits provided by the Policies.

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                    Not applicable.

          (6)  Whether adjustments are made for fractions.

                    Not applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

                    Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security
----------------------------------------------------------------------------
Holders
-------

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

               Incorporated herein by reference to the following section of the
               Prospectus: "Allocation Options -- Subaccount Options."

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

     (a)  Name and principal business address.

     (b)  Form of organization.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     (d)  Name of governmental supervising or examining authority.

               The Company acts as custodian and holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the Company's general account. The Company maintains records of all purchases and redemptions of shares of the portfolios.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

               Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

               The Variable Account is currently divided into a number of subaccounts. Each subaccount invests exclusively in shares of a single underlying portfolio. Both realized and unrealized gains or losses and income from the assets of each subaccount of the Variable Account are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount of the Variable Account or from any other business the Company may conduct.

               Obligations to Owners and beneficiaries that arise under the Policy are obligations of the Company. The Company owns the assets of the Variable Account. Those assets will only be used to support variable life insurance contracts and for any other purposes permitted by applicable laws and regulations. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities with respect to the Variable Account will not be charged with liabilities that arise from any other business the Company may conduct. The Company may, however, transfer from the Variable Account to its general account assets that exceed the reserves and other contract liabilities in respect of the Variable Account.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

               The name and address of the Company are set forth in Item 2.

     (b)  The types of policies and whether individual or group policies.

               The Policy is a variable universal life insurance policy that is issued on an individual basis.

     (c)  The types of risks insured and excluded.

               The Company assumes the risk that the deductions made for insurance risks will prove inadequate to cover actual insurance costs. The Company also assumes the risk that deductions for expenses may be inadequate.

     (d)  The coverage of the policies.

               The minimum Basic Amount is stated in the Policy. Life insurance proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

               The recipient of the benefits of the insurance undertakings is either the Owner or the beneficiary specified in the Policy. There are no restrictions on the use of the proceeds other than those established by the Owner.

     (f)  The terms and manners of cancellation and of reinstatement.

               The insurance undertakings are an integral part of the Policy and may not be terminated while the Policy remains in effect.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

               Incorporated herein by reference to the following section of the
               Prospectus: "Premiums."

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

               Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

               No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

               None.


VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               Incorporated herein by reference to the following section of the
               Prospectus: "Other Policy Benefits and Provisions -- Other
               Changes"

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

               Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1)  the grounds for elimination and substitution;

          (2)  the type of securities which may be substituted;

          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

          (4) whether such substituted securities may be the securities of another investment company; and

          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                    Incorporated herein by reference to the following section of the Prospectus: "Other Policy Benefits and Provisions -- Other Changes"

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                    None.

53.  (a)  State the taxable status of the trust.

                    Incorporated herein by reference to the following section of the Prospectus: "Tax Considerations."

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                    Not applicable. Incorporated herein by reference to the following section of the Prospectus: "Tax Considerations."

VIII.   FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                    Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

               Incorporated herein by reference to the following section of the
               Prospectus:  "Hypothetical Illustrations."

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

               Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

               Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate out standing as at the latest practicable date.

               Not applicable.

59.  Financial Statements:

  Financial Statements of the Trust
  ---------------------------------

          The Variable Account has not yet commenced operations and, therefore, financial statements are not available at this time.

  Financial Statements of the Depositor
  -------------------------------------

          The financial statements of State Farm Life Insurance Company will be provided in a pre-effective amendment to the Registration Statement.

IX.  EXHIBITS

A. Furnish the most recent form of the following as amended to date and currently in effect:

     (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

               Incorporated by reference to the Variable Account's Registration Statement for the Policies.

     (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

          Not applicable.

     (3)  Distributing contracts:

          (a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

                         Incorporated by reference to the Variable Account's Registration Statement for the Policies.

          (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                         Incorporated by reference to the Variable Account's Registration Statement for the Policies.

          (c)  Schedules of sales commissions.

                         Incorporated by reference to the Variable Account's Registration Statement for the Policies.

     (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the Trust or its securities.

          Not applicable.

     (5)  The form of each type of security.

          Incorporated by reference to the Variable Account's Registration Statement for the Policies.

     (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

          Incorporated by reference to the Variable Account's Registration Statement for the Policies.

     (7) Any insurance policy between the Trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

          Not applicable.

     (8) Any agreement between the Trust or the depositor concerning the Trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

          Not applicable.

     (9) All other material contracts not entered into in the ordinary course of business of the Trust or of the depositor concerning the Trust.

          Incorporated by reference to the Variable Account's Registration Statement for the Policies.

     (10) Form of application for a periodic payment plan certificate.

          Incorporated by reference to the Variable Account's Registration Statement for the Policies.

B.   Furnish copies of each of the following:

     (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

               Not applicable.

     (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

               Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the Trust, distributed securities of the Trust during the last fiscal year covered by the financial statements filed herewith.

               Not applicable.

     Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Bloomington, and the State of Illinois on the 6th day of January, 1997.

                                      STATE FARM LIFE INSURANCE COMPANY VARIABLE
                                      ------------------------------------------
                                      LIFE SEPARATE ACCOUNT
                                      ---------------------
                                             (Name of Registrant)

                             By:      STATE FARM LIFE INSURANCE
                                      COMPANY
                                      -------------------------
                                             (Name of Depositor)
[Seal]



                             By:      /s/ Darrell W. Beernink

                             Typed Name: Darrell W. Beernink



Attest: /s/ Patricia Dysart